DMH INTERNATIONAL, INC.

February 22, 2011

Susann Reilly

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

DMH International, Inc.

Registration Statement on Form S-1

File No. 333-169887

Submitted on October 12, 2010

Dear Ms. Reilly:

DMH International, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of February 10, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 12, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 10, 2011.

Form S-1/A filed on January 21, 2011

Financial Statements

1.

Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements.

RESPONSE: We have revised the Filing accordingly.

Statements of Cash Flows, pages F-4 and F-14

2.

We reissue prior comment two of our letter dated January 19, 2011. We understand that the nature of the “cash received from acquisition” was in fact proceeds from the issuance of a note payable to Big Bear Holdings. Please confirm our understanding, and if true, reclassify this cash inflow to be a financing activity rather than an investing activity in your statements of cash flows.

RESPONSE: We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the February 10, 2011 letter, the Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jon-Marc Garcia

Jon-Marc Garcia